Mail Stop 3-8


								April 22, 2005


By Facsimile and U.S. Mail
Russell Girling
Chief Financial Officer
TransCanada Corporation
450 - 1st Street SW
Calgary, AB T2P5

		RE:	TransCanada Corporation
			File No. 1-31690
			Form 40-F for the year ended December 31, 2004

			TransCanada Pipelines LTD
			File No. 1-08887
			Form 40-F for the year ended December 31, 2004



Dear Mr. Girling:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. In our interest to reduce the volume of comments, we have not addressed each subsidiary of TransCanada with a separate comment if applicable to their facts and circumstances. These revisions should be included in your future filings. Please note that if you agree to a revision, we would also expect a concurrent change be made in the subsidiary level financial statements, including financial statements for TransCanada Pipelines,
LTD.  Please confirm to us your agreement with this objective.

Note 8. Acquisitions and Dispositions, page 83

2. We note that you recorded a $25 million pre tax gain associated with the sales of ManChief and Curtis Palmer to Power LP. We further note that you have a continuing ownership interest in Power LP of
30.6 percent. Please explain if the gain that you recorded takes into consideration your continuing ownership interest in Power LP.

3. Please describe to us, and prospectively disclose, your accounting policy with respect to dilution gains associated with your investment in Power LP. In this regard we note that you had previously deferred such dilution gains associated with your investment in Power LP. Although it is not clear if you were deferring such gains to equity or an unearned revenue account, as you indicate that you were amortizing such gains to income through 2017. In this regard, we note that in 2004, you realized dilution and other gains of $172 million related to the issuance of 8.1 million subscription receipts. Please provide a complete history of all dilution transactions associated with Power LP. Furthermore, explain in detail how you accounted for these transactions. Please reference all applicable accounting literature used with respect to this issue. In short, based on the limited information provided, we would view such dilution gains as analogous to a SAB 51 transaction; if you have a dissenting opinion, please explain. We may have further comment.

Note 21. Discontinued Operations, page 101

4. Please explain how you reached the conclusion to classify your gas marketing business as discontinued operations when you disclosed a significant contingent liability associated with this entity. In this regard, you indicate that net income from discontinued operations was $52 million and $50 million for 2004, and 2003, respectively. Please explain in detail the transaction that lead to the deferred gain, and discuss how you accounted for the subsequent recognition of this gain. For US GAAP reconciliation purposes you may consult EITF 03-13. In this regard, please explain the cash flows of the transaction. We may have further comment.


	As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 824-5562 or, in his absence, to the undersigned at (202) 942-2823. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 942-1900.

							Sincerely,



							Michael Moran, Esq.
							Branch Chief


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April 22, 2005
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